                                                                    EXHIBIT 99.1



December 3, 2002


Stephen J. Nardi - Acting Chairman
Prime Group Realty Trust
77 West Wacker Drive
Suite 3900
Chicago, IL 60601


Dear Mr. Nardi:

K Capital Partners manages an investment partnership that focuses on undervalued equities. We beneficially control over 18% of Prime Group shares and have been a shareholder for over a year. We believe that the stock market valuation of Prime Group represents a significant discount to its real estate net asset value. Prime Group suffers this discount because its high leverage, lack of dividend and small market capitalization constrain investor interest in the stock.

We applaud the Board and Management's efforts to turn around the company and manage debt levels. However, despite these positive moves, the stock is still trading at a substantial discount to its NAV due to the aforementioned reasons. Therefore, we strongly encourage Management and the Board to pursue a liquidation of a substantial portion of its real estate portfolio or a sale of the entire company. We look forward to working with Management and the Board to implement a more effective plan to maximize shareholder value.

Regards,

/s/ Abner Kurtin

Abner Kurtin
Managing Director
K Capital Partners, LLC
75 Park Plaza, Box 11
Boston, MA 02116





CC: Louis G. Conforti, Co-President/CFO
    Jeffrey A. Patterson, Co-President/CIO